August 15, 2008

VIA EDGAR AND FIRST CLASS MAIL

Ms. Tracey Houser

Staff Accountant

Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Northern Ethanol, Inc.

Form 10-KSB for the Year Ended December 31, 2007

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2008

File No. 333-145991

Response to Your Letter of July 23, 2008

Dear Ms. Houser:

On behalf of the above referenced registrant (the “Company”), we confirmed with you during our conversation on July 30, 2008, that the reference to Form-QSB/A for the Fiscal Quarter Ended March 31, 2008 in your letter of July 23, 2008 was an error and should be ignored by the Company. In response to the matters raised in the staff’s letter with respect to the other filings we offer the following responses:

1.	Internal Control Over Financial Reporting

We have reviewed the disclosure included in the subject filing on Form 10-KSB for the Year Ended December 31, 2007 with regard to our Evaluation of Disclosure Controls and Procedures against the reference sources highlighted in your letter of July 23, 2008 and have concluded that we should amend our filing to more fully describe management’s process of assessing our internal controls and to address all the reporting requirements of Item 308T (a) of Regulation S-B. We enclose as Appendix 1 to this letter the amended version of our Evaluation of Disclosure Controls and Procedures for the year ended December 31, 2007 with changes from the subject filing highlighted by black-line. Our amended filing of Form 10-KSB for the Year Ended December 31, 2007 reflecting these changes was filed with the SEC on today’s date.

Although not raised in your letter of July 23rd, we will also amend our disclosure under our Evaluation of Disclosure Controls and Procedures included in Form 10-QSB for the

Fiscal Quarter Ended March 31, 2008 as per the changes highlighted by black-line in Appendix 2. I intend to call you to discuss our proposed revisions upon the filing of this correspondence. The amended reports will be filed following our discussion, provided that our proposed responses are acceptable to the staff.

We acknowledge that our Chief Executive Officer and Chief Financial Officer certifications under Item 601(b)(31) of Regulation S-B as filed should be revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. The revised certifications will be included in our amended filings described herein and in our Form 10-Q for the six month period ended June 30, 2008.

2.	Form Type

We acknowledge that our quarterly report for the period ending March 31, 2008 was incorrectly filed on Form 10QSB and not on Form 10-Q. We have reviewed our March 31, 2008 filing and believe that it includes all required material information of the Form 10-Q. We will be filing our June 30, 2008 quarterly filing and all subsequent quarterly filings on Form 10-Q.

If you have any questions or concerns, please do not hesitate to contact the undersigned.

Regards,

s/Richard Smith

Richard Smith

Chief Financial Officer

cc:	Gordon Laschinger
Andrew Telsey, Esq.
Andrew Gertler

Appendix 1 to Northern Ethanol, Inc.’s response to SEC letter of July 23, 2008

Amended disclosure to Form 10-KSB for the Year Ended December 31, 2007, black-lined for changes

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURESManagement with the participation of our Chief Executive Officer and ~~Principal~~ Chief Financial Officer, has evaluated the effectiveness our disclosure controls and procedures, as such term is defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this Annual Report on Form 10KSB. Based on that evaluation, our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 ~~are~~ is (i) recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Our management conducted an assessment of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO). Based on this assessment, our management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective and no material weaknesses were identified.

This annual report on Form 10-KSB does not include an attestation report by our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management’s report in this annual report.

~~In the course of preparing our 2007 financial statements, management has identified the following weaknesses:~~

~~•~~

~~Segregation of Duties– Given our limited staff level, certain duties within the accounting and finance department cannot be properly segregated resulting in a weakness in the area of segregation of duties which could result in a material misstatement in our financial statements. This weakness is considered to be a common area of deficiencies for many smaller listed companies.~~

~~•~~

~~Financial Reporting Process– A weakness existed in regard to our financial reporting process as it related to accounting for foreign currency translations beginning in 2006 that necessitated the restatement of results for the year ended December 31, 2006.~~

~~We rely on certain compensating controls, including substantive periodic review of the financial statements by our Chief Executive Officer and Audit Committee.Our independent registered accountants have not conducted an audit of the effectiveness of internal controls over financial reporting as of December 31, 2007.~~

Appendix 2 to Northern Ethanol, Inc.’s response to SEC letter of July 23, 2008

Amended disclosure to Form 10-QSB for the Fiscal Quarter Ended March 31, 2008, black-lined for changes

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.~~We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules, regulations and related forms, and that such information is accumulated and communicated to the our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.In the course of evaluating our internal controls over financial reporting as at March 31, 2008, management has identified the following weakness:~~

~~•~~

~~Segregation of Duties– Given our limited staff level, certain duties within the accounting and finance department cannot be properly segregated resulting in a weakness in the area of segregation of duties which could result in a material misstatement in our financial statements. This weakness is considered to be a common area of deficiencies for many smaller listed companies.~~

~~We rely on certain compensating controls, including substantive periodic review of the financial statements by our Chief Executive Officer and Audit Committee.~~

As of the end of the period covered by this quarterly report, our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of our disclosure controls and procedures. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are (i) recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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